Via EDGAR

Jennifer Gowetski, Senior Counsel
Office of Real Estate & Commodities
United States Securities and Exchange Commission
Washington, DC 20549

December 13, 2017

Re:	Korth Direct Mortgage LLC
Amendment No. 3 to Registration Statement on Form S-1 Filed November 20, 2017
File No. 333-219895

Dear Ms. Gowetski:

Attached please find information that was submitted supplementally, for your records.

Sincerely,
/s/ Holly MacDonald-Korth

Holly MacDonald-Korth
Chief Financial Officer
Korth Direct Mortgage